November 4, 2022

VIA EDGAR

Frank Knapp

Kristina Marrone

Ruairi Regan

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 20, 2022
CIK No. 0001937891

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 14, 2022, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on September 20, 2022.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amended Draft Registration Statement on Form S-1

General

1.	We note your revised disclosure in response to prior comment 2 that the enforcement of judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws would be extremely difficult. Please explain clearly the reasons for such difficulties including the lack of reciprocity and treaties.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 13 and 83 of the Form S-1 to address the Staff’s comment.

Cover Page

2.	We note your response to comment 4 and we re-issue it in part. Please revise the disclosure to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Form S-1 to address the Staff’s comment.

November 4, 2022 Page 2

Summary, page 1

3.	Refer to prior comment 9. Please include cross-references to the more detailed discussion of each of the China related risks in the prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 31 of the Form S-1 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc: Yong (David) Yan, Chief Executive Officer, AlphaVest Acquisition Corp